Exhibit 99.1

Source: MasterBeef Group

March 10, 2026 09:00 ET

MASTERBEEF GROUP

Announces Entry into Franchise Agreement to Develop Gelato Shops in Hong Kong

Hong Kong, March 10, 2026 (GLOBE NEWSWIRE) — MasterBeef Group (the “Company” or “MasterBeef”), a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue, today announced the plan to introduce a premium gelato brand from Thailand to the Hong Kong market as part of its expansion into the dessert market.

MasterBeef expects to open the first Thailand gelato shop in Hong Kong, with an anticipated launch in Summer 2026, marking the Company’s initial step in rolling out the brand locally. Depending on the performance of the first location, prevailing market conditions, and appropriate commercial and financial assessments, the Company will evaluate opportunities to open additional Thailand gelato shops across the territory over time.

This new initiative represents a strategic move by MasterBeef to venture into the dessert segment as a complement to its core Taiwanese hotpot and barbecue operations. Hong Kong’s vibrant dining scene and strong demand for high-quality, post-meal treats position Thailand gelato as a natural extension, offering opportunities for cross-promotion and diversified revenue streams in a high-margin segment.

This Bangkok-based premium dessert brand with multiple locations across key shopping districts in Thailand, specializes in French-style gelato known for its distinctive thick, creamy texture that melts slowly and delivers rich flavor. The brand offers innovative creations that blend classic French techniques with creative twists, such as layered or reimagined desserts that have attracted attention for their unique combinations and quality ingredients.

“We are thrilled to bring this exceptional premium gelato experience to Hong Kong,” said Ka Chun Lam, Chief Executive Officer of MasterBeef. “As a Hong Kong leader in Taiwanese cuisine, we continuously seek ways to enhance our portfolio and deliver greater value to customers and shareholders. Entering the premium dessert market aligns with our growth strategy, allowing us to diversify our offerings, and reach new customers . We look forward to the Summer 2026 opening of our first shop and evaluating opportunities for additional locations based on performance and market response.

About MasterBeef Group

Through its Hong Kong operating subsidiaries, MasterBeef Group is a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. The Company, through its Hong Kong Operating Subsidiaries, operates 12 restaurant outlets under the Master Beef and Anping Grill brands. For more information, please visit the Company’s website: www.masterbeefgroup.com.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including statements regarding the Company’s planned franchise expansion into the Thailand gelato premium and dessert segment, the anticipated rollout of outlets in Hong Kong, potential future expansion into other countries, and the expected strategic and financial benefits of this initiative, are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These statements are based on the current expectations and assumptions of MasterBeef Group (the “Group”) and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Group to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements can be identified by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For more information, please contact:

MasterBeef Group

Investor Relations Department

Email: ir@masterbeefgroup.com